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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934*

                            Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  144577 10 3
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                                 (CUSIP Number)

                             Douglas A.P. Hamilton
                           462 Broadway, Second Floor
                            New York, New York 10013
                                 (212) 219-3935
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 3, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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INTRODUCTORY NOTE.

         This Amendment No. 1 to Schedule 13D is being filed on behalf of Douglas A.P. Hamilton ("Mr. Hamilton"), to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation, originally filed by Mr. Hamilton on August 21, 1997.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented as follows:

         The address of Anatar's principal executive offices is 14811 St. Mary's Lane, Houston, Texas 77079.




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         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 1997.



                                        /s/ DOUGLAS A.P. HAMILTON
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                                        Douglas A.P. Hamilton



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